Exhibit 12.1
Sterling Chemicals, Inc.
Ratio of Earnings (Losses) to Fixed Charges

			Reorganized Sterling				Predecessor Sterling
								Fiscal Year
	Six months	Year ended	Year ended	Year ended	Year ended	December 20	October 1 to	Ended
	ended June 30,	December 31,	December 31,	December 31,	December 31,	to December 31,	December 19,	September 30,
	2007	2006	2005	2004	2003	2002	2002	2002
Earnings (Losses):
Income (loss) from continuing operations before income tax	$3,267	$(120,112)	$(30,212)	$(33,637)	$1,496	$(1,429)	$229,979	$(35,415)
Fixed charges	8,529	11,510	11,790	11,422	12,019	355	12,198	50,724

Total	11,796	(108,602)	(18,422)	(22,215)	13,515	(1,074)	242,177	15,309

Fixed Charges:
Interest expensed and capitalized	$8,154	$11,110	$11,390	$11,024	$11,636	$343	$11,095	$45,919
Amortized expenses related to indebtedness	375	400	400	398	383	12	1,103	4,805

Total	8,529	11,510	11,790	11,422	12,019	355	12,198	50,724

Ratio of earnings (losses) to fixed charges	1.4	—	—	—	1.1	—	19.9	0.3

Additional pre-tax earnings needed to achieve a 1:1 ratio	$—	$120,112	$30,212	$33,637	$—	$1,429	$—	$—